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02018391

SECURITI[...]MISSION
Washington, D.C. [...]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 26 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 3340

(No. and Street)

Los Angeles, CA 90017

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Hung, President (213) 488-5131

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation

(Name — *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, 22nd Floor, Long Beach, CA 90802

(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Charles Hung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Eastern Securities, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

SUZANA LARSEN
Commission # 1339111
Notary Public - California
Los Angeles County
My Comm. Expires Jan 12, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EASTERN SECURITIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

CONTENTS

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Eastern Securities, Inc.

We have audited the accompanying consolidated statements of financial condition of American Eastern Securities, Inc. (the Company), and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Eastern Securities, Inc., and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 14 through 17, are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
January 25, 2002

AMERICAN EASTERN SECURITIES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
ASSETS		
Cash	$ 87,027	$ 228,984
Deposits with clearing brokers	324,280	322,197
Receivable from clearing brokers	72,530	106,050
Other receivables	102,064	8,065
Securities owned, at market value	200,502	38,322
Other investment	231,951	283,904
Notes receivable	125,742	
Fixed assets, net	22,060	27,157
Prepaid expenses	17,556	20,806
Deferred income taxes	12,800	
Other assets	25,543	36,946
TOTAL ASSETS	$ 1,222,055	$ 1,072,431

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES		
Commission rebates payable	$ 21,902	$ 70,496
Due to broker-dealer	83,400	
Accounts payable	3,768	14,195
Accrued liabilities	80,227	34,562
Interest rebate payable	1,773	24,582
Income taxes payable	50,500	16,431
Other liabilities	24,480	
Deferred income taxes		5,260
Deferred rent		19,990
	266,050	185,516
COMMITMENTS AND CONTINGENCIES (Note 8)		
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; authorized 500,000 shares, 2 shares issued and outstanding	100,000	100,000
Common stock, no par value; authorized 500,000 shares, 4 shares issued and outstanding	47,600	47,600
Additional paid-in capital	464,319	464,319
Retained earnings	344,086	274,996
	956,005	886,915
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,222,055	$ 1,072,431

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN EASTERN SECURITIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
REVENUES		
Commissions	$ 899,703	$ 1,655,113
Interest	475,076	432,592
Wrap fee income	46,605	
Consulting income	200,000	55,000
Investment gains (losses)	23,636	(24,711)
Other income	372,315	42,266
	2,017,335	2,160,260
EXPENSES		
Commission expense	441,874	1,007,262
Clearing costs	142,226	161,288
Employee compensation and benefits	567,633	502,742
Interest rebates	48,845	59,669
Professional fees	99,499	81,872
Rent expense	115,648	92,758
Depreciation and amortization	11,141	5,784
Regulatory fees and expenses	19,990	24,315
Other operating expenses	441,745	215,700
Loss on disposal of fixed assets		52,226
	1,888,601	2,203,616
INCOME (LOSS) BEFORE PROVISION (CREDIT) FOR INCOME TAXES	128,734	(43,356)
PROVISION (CREDIT) FOR INCOME TAXES	52,644	(12,040)
NET INCOME (LOSS)	$ 76,090	($ 31,316)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN EASTERN SECURITIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance, January 1, 2000	2	$100,000	4	$ 47,600	$ 464,319	$ 306,312	$ 918,231
Net loss	—	—	—	—	—	(31,316)	(31,316)
Balance, December 31, 2000	2	100,000	4	47,600	464,319	274,996	886,915
Dividends						(7,000)	(7,000)
Net income	—	—	—	—	—	76,090	76,090
Balance, December 31, 2001	2	$100,000	4	$ 47,600	$ 464,319	$ 344,086	$ 956,005

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN EASTERN SECURITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 76,090	($ 31,316)
Adjustment to reconcile net income (loss) to net cash used in operating activities:		
Limited liability company income	(33,330)	(33,904)
Depreciation and amortization	11,141	5,784
Loss on disposal of fixed assets		52,226
Deferred income taxes	(18,060)	12,460
(Increase) decrease in operating assets:		
Deposits with clearing brokers	(2,083)	3,612
Receivable from clearing brokers	33,520	280,003
Other receivables	(97,499)	(8,065)
Securities owned	(162,180)	(20,569)
Prepaid expenses	3,250	4,702
Other assets	11,403	16,092
Increase (decrease) in operating liabilities:		
Commission rebates payable	(48,594)	(91,140)
Due to broker-dealer	83,400	
Accounts payable	(10,427)	(16,239)
Accrued liabilities	45,665	(48,624)
Interest rebates payable	(22,809)	24,408
Income taxes payable	34,069	(168,907)
Other liabilities	24,480	
Deferred rent	(19,990)	17,809
Net Cash Used In Operating Activities	(91,954)	(1,668)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(133,573)	
Collection on notes receivable	7,831	
Purchases of fixed assets	(6,044)	(26,423)
Distributions from limited liability company	85,283	
Investment in limited liability company		(250,000)
Net Cash Used In Investing Activities	(46,503)	(276,423)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of note payable		(2,731)
Dividends paid	(3,500)	
Net Cash Used In Financing Activities	(3,500)	(2,731)
NET CHANGE IN CASH	(141,957)	(280,822)
CASH AT BEGINNING OF YEAR	228,984	509,806
CASH AT END OF YEAR	$ 87,027	$ 228,984

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

American Eastern Securities, Inc. (the "Company") was incorporated in the State of California on September 22, 1989. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company derives a significant portion of its business from transactions generated by an institutional customer, Portfolio Advisory Services, Inc. ("Portfolio").

Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Luminus Blue Chip, LLC (the subsidiary), a private investment company utilizing the services of an investment adviser for the subsidiary's portfolio. The Company serves as the managing member. All material intercompany balances and transactions are eliminated in consolidation.

Cash

Cash includes account balances in banks and cash balances at brokers.

The Company maintains cash and money market balances in bank deposit accounts which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts.

Depreciation and Amortization

Equipment and office furniture are depreciated using accelerated methods over estimated useful lives of five and seven years, respectively. Leasehold improvements are amortized using an accelerated method over the life of the lease.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment gains and losses, which are composed of both realized and unrealized gains and losses, are presented net on the consolidated statements of income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statements of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a trade-date basis as security transactions occur. Additionally, the Company records interest revenue and rebate expense from transactions associated with customer account balances.

Reclassifications

Certain amounts have been reclassified in the 2000 consolidated financial statements to conform to the presentation in the 2001 consolidated financial statements.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax and the unrealized trading gains and losses. Deferred income tax liabilities arise from temporary differences between book depreciation and accelerated methods used for tax purposes.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Other Investment

Other investment includes the Company's interest in Luminus Capital, LLC (LLC). During 2000, the Company invested $250,000 in the LLC, and at December 31, 2001 and 2000, held a 2% and 49% interest, respectively. The investment is reported under the equity method at fair market value. The net earnings for 2001 and 2000, approximately $33,300 and $33,900, respectively, is included in investment gains and losses on the consolidated statements of income. The Company is the managing member of the LLC and receives both a management fee and a performance fee. The management fee was $165,000 and $8,000 for 2001 and 2000, respectively, and is reported as an expense on the LLC's financial statements. The performance fee was $147,000 for 2001; there was no performance fee for 2000. This fee is a preferred allocation of income to the managing member, in addition to the allocation of net earnings, and is based upon the net increase in the net asset value of the LLC. These fees totaled approximately $312,000 and $8,000 for 2001 and 2000, respectively, and are included in other income on the consolidated statements of income. The Company pays the LLC fund manager a portion of these fees, which for 2001 and 2000 totaled approximately $187,000 and $4,400, respectively. These expenses are included in other operating expenses on the consolidated statements of income.

The following is a summary of the financial information of the LLC:

	December 31, 2001 (Unaudited)	December 31, 2000 (Unaudited)
Cash and cash equivalents	$ 5,306,000	$ 184,000
Due from broker/dealer	4,624,000	401,000
Marketable securities	6,349,000	422,000
Other assets		37,000
	$ 16,279,000	$ 1,044,000

NOTE 2 – Other Investment (Continued)

	December 31, 2001 (Unaudited)	December 31, 2000 (Unaudited)
Investments – short	$ 4,773,000	$ 411,000
Other liabilities	59,000	54,000
Members' capital	11,447,000	579,000
	$ 16,279,000	$ 1,044,000

	For the Year Ended December 31, 2001 (Unaudited)	For the Period from Inception (September 1, 2000) through December 31, 2000 (Unaudited)
Income	$ 296,900	$ 79,500
Expense	242,300	21,900
Net Income	$ 54,600	$ 57,600

NOTE 3 – Securities Owned

Marketable securities owned consist of trading securities at market value, as follows:

	December 31, 2001	December 31, 2000
Common stocks	$ 179,865	$ 15,675
Mutual funds	3,837	5,847
Warrants	16,800	16,800
	$ 200,502	$ 38,322

NOTE 4 – Fixed Assets

Fixed assets consist of the following:

	December 31, 2001	December 31, 2000
Leasehold improvements	$ 14,027	$ 14,027
Computer equipment	33,839	29,395
Machinery and equipment	3,923	3,923
Furniture and fixtures	12,031	10,431
	63,820	57,776
Less: accumulated depreciation and amortization	41,760	30,619
	$ 22,060	$ 27,157

NOTE 5 – Preferred Stock

The noncumulative, nonvoting preferred stock is redeemable at the option of the Company at $50,000 a share.

NOTE 6 – Profit Sharing Plan

The Company has a qualified defined contribution retirement plan covering substantially all of its employees. The plan provides for discretionary employer profit sharing contributions and employee elective deferrals. The Company accrued a contribution of $20,000 to the plan for the year ended December 31, 2001. There was no contribution for the year ended December 31, 2000.

NOTE 7 – Provision (Credit) for Income Taxes

The provision (credit) for income taxes consists of the following:

	For the Year Ended December 31, 2001	2000
Currently receivable		($ 25,300)
Currently payable	$ 70,704	800
Deferred	(18,060)	12,460
	$ 52,644	($ 12,040)

The Company's deferred tax asset and deferred tax liabilities are as follows:

	December 31, 2001	2000
Current deferred tax asset (liability)	$ 12,480	($ 5,560)
Noncurrent deferred tax asset	320	300
Net deferred tax asset (liability)	$ 12,800	($ 5,260)

NOTE 8 – Commitments and Contingencies

Lease

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in July 2006. The Company is subleasing a portion of its office space to the preferred stockholder for a one-year period expiring November 2002.

Future minimum lease commitments under this lease are as follows:

Year Ending December 31,	Lease Commitment	Sublease Income	Net Lease Commitment
2002	$ 63,891	$ 16,500	$ 47,391
2003	51,974		51,974
2004	51,974		51,974
2005	51,974		51,974
2006	30,318		30,318
	$ 250,131	$ 16,500	$ 233,631

NOTE 8 – Commitments and Contingencies (Continued)

Lease (Continued)

Sublease income for 2001 and 2000 totaled approximately $48,000 and $30,000, respectively, and is included in other income.

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond minimum coverage of $500,000 and a deposit totaling $315,000. The deposit is maintained in cash and cash equivalent funds. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following summarizes the Company's compliance with such requirements:

	December 31,	
	2001	2000
Net capital	$ 438,214	$ 490,576
Required net capital	100,000	100,000
Excess net capital	$ 338,214	$ 390,576
Aggregate indebtedness to capital	.61 to 1	.37 to 1

NOTE 10 – Related Party Transactions

The Company has an agreement with Portfolio to pay certain vendor charges for research services and products purchased by Portfolio in exchange for a certain level of clearing transactions. During 2001 and 2000, the Company paid invoices approximating $44,800 and $75,000, respectively, related to this agreement. In return, the Company generated commissions from clearing transactions totaling approximately $70,600 and $28,600 during 2001 and 2000, respectively. The aggregate difference is included as an asset in the Company's financial statements in 2001 and 2000.

During 2001, the Company loaned funds to the shareholder and an employee of the Company. The loans are due on demand and are unsecured with interest of 7.0%. The remaining balance at December 31, 2001 of $125,742 is listed as notes receivable on the consolidated statement of financial condition and interest income approximated $5,700 during 2001. At December 31, 2001, the Company also has an unsecured receivable from the preferred stockholder of $11,300, which represents unpaid rent. This amount is included in other receivables on the consolidated statement of financial condition.

During 2000, the Company advanced a total of $36,500 on behalf of the LLC to fund the legal costs of formation. The advance is included in other assets on the consolidated statements of financial condition during 2000. During 2001, the LLC repaid the total amount owed to the Company.

NOTE 11 – Supplemental Disclosures of Cash Flow Information

	December 31,	
	2001	2000
Cash paid during the year:		
Interest paid	$5,837	$10,565
Income taxes paid	$35,228	$144,407

Non-Cash Transaction:

During 2001, $3,500 of dividends were paid by offsetting the amount due from the preferred stockholder.

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2001

CREDITS	
Stockholders' equity per Company's unaudited X-17A-5 Part IIA filing	$ 968,032
Net audit adjustments	(12,027)
Stockholders' equity	956,005
DEBITS	
Nonallowable assets:	
Other investments	231,951
Receivables from non-customers	125,742
Fixed assets	22,060
Prepaid expenses	17,556
Other assets	90,407
	487,716
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	468,289
HAIRCUT ON SECURITIES	
Trading securities – corporate stock	30,075
NET CAPITAL	438,214
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $100,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $266,050	100,000
Excess net capital	$ 338,214
Excess net capital at 1000%	$ 411,609
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.61 to 1
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 444,236
Net audit adjustments	(6,022)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 438,214
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 126,244
Net audit adjustments	139,806
AGGREGATE INDEBTEDNESS	$ 266,050

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2001

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2001.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2001.

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY FINANCIAL DATA
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

	American Eastern Securities, Inc.	Luminus Blue Chip, LLC	Consolidating Elimination Adjustments	Consolidated Balance
ASSETS				
Cash	$ 87,027			$ 87,027
Deposits with clearing brokers	324,280			324,280
Receivable from clearing brokers	72,530			72,530
Other receivables	102,064			102,064
Securities owned, at market value	33,312	$ 167,190		200,502
Other investment	306,332		($ 74,381)	231,951
Notes receivable	125,742			125,742
Fixed assets, net	22,060			22,060
Prepaid expenses	17,556			17,556
Deferred income taxes, net	12,800			12,800
Other assets	21,292	14,668	(10,417)	25,543
	$ 1,124,995	$ 181,858	($ 84,798)	$ 1,222,055

LIABILITIES AND STOCKHOLDERS' EQUITY

	American Eastern Securities, Inc.	Luminus Blue Chip, LLC	Consolidating Elimination Adjustments	Consolidated Balance
LIABILITIES				
Commissions rebates payable	$ 21,902			$ 21,902
Due to broker-dealer		$ 83,400		83,400
Accounts payable	3,768			3,768
Accrued liabilities	78,567	2,077	($ 417)	80,227
Interest rebate payable	1,773			1,773
Income taxes payable	50,500			50,500
Other liabilities	12,480	22,000	(10,000)	24,480
	168,990	107,477	(10,417)	266,050
STOCKHOLDERS' EQUITY				
Members' equity		74,381	(74,381)	
Preferred stock	100,000			100,000
Common stock	47,600			47,600
Additional paid-in capital	464,319			464,319
Retained earnings	344,086			344,086
	956,005	74,381	(74,381)	956,005
	$ 1,124,995	$ 181,858	($ 84,798)	$ 1,222,055

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY FINANCIAL DATA
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	American Eastern Securities, Inc.	Luminus Blue Chip, LLC	Consolidating Elimination Adjustments	Consolidated Balance
REVENUES				
Commissions	$ 899,703			$ 899,703
Interest	475,076			475,076
Wrap fee income	46,605			46,605
Consulting income	200,000			200,000
Investment gains (losses)	11,182	($ 13,165)	$ 25,619	23,636
Other income	372,315			372,315
	$ 2,004,881	($ 13,165)	$ 25,619	$ 2,017,335
EXPENSES				
Commissions expense	$ 441,874			$ 441,874
Clearing costs	142,226			142,226
Employee compensation and benefits	567,633			567,633
Interest rebates	48,845			48,845
Professional fees	99,499			99,499
Rent expense	115,648			115,648
Depreciation and amortization	11,141			11,141
Regulatory fees and expenses	19,990			19,990
Other operating expenses	429,291	$ 12,454		441,745
	1,876,147	12,454		1,888,601
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	128,734	(25,619)	$ 25,619	128,734
PROVISION FOR INCOME TAXES	52,644			52,644
NET INCOME (LOSS)	76,090	(25,619)	25,619	76,090
RETAINED EARNINGS, JANUARY 1, 2001	274,996			274,996
DIVIDENDS	(7,000)			(7,000)
RETAINED EARNINGS, DECEMBER 31, 2001	$ 344,086	($ 25,619)	$ 25,619	$ 344,086

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
American Eastern Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of American Eastern Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
January 25, 2002

AMERICAN EASTERN SECURITIES, INC.

Consolidated Financial Statements
December 31, 2001 and 2000

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants